							EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratio of Earnings to Fixed Charges
Thousands, except per share amount
(Unaudited)
						12 Months	Nine Months(1)
						Ended	Ended
	Year Ended December 31,					September 30,	September 30,
	2010	2009	2008	2007	2006	2011	2011
Fixed Charges, as defined:
Interest on Long-Term Debt	$39,198	$37,447	$33,605	$34,294	$34,651	$37,401	$27,751
Other Interest	1,587	1,937	4,022	4,116	4,648	1,775	1,221
Amortization of Debt Discount and Expense	1,766	1,503	700	711	716	1,724	1,288
Interest Portion of Rentals	2,130	1,735	1,551	1,523	1,465	2,187	1,267
Total Fixed Charges, as defined	$44,681	$42,622	$39,878	$40,644	$41,480	$43,087	$31,527
Earnings, as defined:
Net Income	$72,667	$75,122	$69,525	$74,497	$63,415	$64,245	$34,654
Taxes on Income	49,462	46,671	40,678	44,060	36,234	43,813	23,470
Fixed Charges, as above	44,681	42,622	39,878	40,644	41,480	43,087	31,527
Total Earnings, as defined	$166,810	$164,415	$150,081	$159,201	$141,129	$151,145	$89,651
Ratio of Earnings to Fixed Charges	3.73	3.86	3.76	3.92	3.40	3.51	2.84

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.